UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB APPROVAL OMB Number:3235-0211 Expires: May 31, 2014

FORM N-18F-1
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.

Exact Name of Registrant: JEFFREY WALTER HEISEY

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Fort Lauderdale and the state of UM, on the 22nd day of April, 2014.

Signature: /s/ Jeffrey Walter Heisey

By: Jeffrey Walter Heisey, Principal

Attest: P. Nicole Kelley, Clerk